Exhibit 99.1

Kitov Pharmaceuticals Announces Receipt of FDA’s Favorable Response to

NT219’s pre-IND Meeting Package

TyrNovo to Initiate Clinical Development on Advanced Pancreatic Cancer Patients

Long-term Strategy to Develop NT219 for Treatment of Additional Cancers via Collaboration

with Pharmaceutical Companies

Tel Aviv, Israel, November 1, 2017 – Kitov Pharmaceuticals (NASDAQ: KTOV; TASE: KTOV), an innovative biopharmaceutical company, announced today that it has received the U.S. Food and Drug Administration’s (FDA) response to the NT219’s pre-IND meeting package. FDA has agreed to the proposed Chemistry Manufacturing and Controls (CMC), preclinical, and clinical development plans for NT219. For the clinical development plan, the FDA agreed with TyrNovo’s proposed development plan to test NT219 in combination with gemcitabine for the treatment of advanced pancreatic cancer. The FDA further agreed that the initial clinical trial with NT219 will be a Phase I/II clinical trial, and that “the overall design of proposed first-in-human trial appears reasonable”. The FDA further agreed that one-month animal toxicology studies for NT219 would be sufficient to support the IND and that no toxicology studies of NT219 together with gemcitabine would be necessary.

“We are very pleased that FDA’s Division of Oncology Products has accepted our chemistry, non-clinical, and clinical development plans for TyrNovo’s cancer drug, NT219, and we are moving forward with these development plans. We appreciate FDA’s helpful guidance and look forward to continuing to work with the FDA toward an IND submission, which based on our current development plans, we now expect to submit during the first half of 2019,” said Dr. J. Paul Waymack, Chairman of Kitov’s Board and Chief Medical Officer.

Dr. Hadas Reuveni, TyrNovo’s Founder and CTO added: “According to the National Cancer Institute, pancreatic cancer is the fourth leading cause of cancer death in the US and is known to be one of the most aggressive and difficult-to-treat cancer types. NT219 works by overcoming drug resistance and can be combined with various oncology drugs. Our drug’s efficacy was demonstrated in preclinical patient-derived xenograft (PDX) models with various oncology therapies such as chemotherapy agents, EGFR Antibodies, MEK and mTOR inhibitors, and also in combination with immuno-oncology agents such as Keytruda®. We will initially be clinically testing NT219 in combination with gemcitabine on advanced pancreatic cancer patients, based on our consistent encouraging results in preclinical PDX models. Our long-term strategy is to develop NT219 in combination with other oncology drugs and for additional oncology indications in collaboration with potential strategic partners, who have expressed solid preliminary interest in NT219.”

About Kitov Pharmaceuticals

Kitov Pharmaceuticals (NASDAQ: KTOV, TASE: KTOV) is an innovative biopharmaceutical drug development company. Leveraging deep regulatory and clinical-trial expertise, Kitov’s veteran team of healthcare professionals maintains a proven track record in streamlined end-to-end drug development and approval. Kitov’s flagship combination drug, KIT-302, intended to treat osteoarthritis pain and hypertension simultaneously, achieved the primary efficacy endpoint for its Phase III clinical trial. Kitov’s oncology drug, NT219, which is developed by its majority-owned subsidiary, TyrNovo Ltd., is a small molecule that presents a new concept in cancer therapy, and in combination with various approved oncology drugs, demonstrated potent anti-tumor effects and increased survival in various cancer models. By lowering development risk and cost through fast-track regulatory approval of novel therapeutics, Kitov plans to deliver rapid ROI and long-term potential to investors, while making a meaningful impact on people’s lives. For more information on Kitov, the content of which is not part of this press release, please visit http://www.kitovpharma.com.

Forward-Looking Statements and Kitov’s Safe Harbor Statement

Certain statements in this press release are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the lack of sufficient funding to finance the clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents attained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents with protective claims; the commencement of any patent interference or infringement action; our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions; the uncertainty surrounding an investigation by the Israel Securities Authority into our historical public disclosures and the potential impact of such investigation on the trading of our securities or on our clinical, commercial and other business relationships, or on receiving the regulatory approvals necessary in order to commercialize our products, and other factors that are discussed in our in our Annual Report on Form 20-F for the year ended December 31, 2016 and in our other filings with the SEC, including our cautionary discussion of risks and uncertainties under ‘Risk Factors’ in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, http://www.sec.gov

For further information, contact:

Simcha Rock

Chief Financial Officer

+972-3-9333-121 ext. #105

simcha@kitovpharma.com

Bob Yedid

LifeSci Advisors, LLC

+1-646-597-6989

Bob@LifeSciAdvisors.com